UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8°

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

_____________________

ITEM
1.	Presentation of Financial and Other Information
2.	Forward-Looking Statements
3.	Business and Other Updates
4.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
5.	Risk Factors

Item 1-5

Presentation of Financial and Other Information

Unless otherwise indicated or the context otherwise requires, all references in this current report on Form 6-K to:

•	“Issuer” or “GeoPark Limited” are to GeoPark Limited, an exempted company incorporated under the laws of Bermuda;

•	“we,” “us,” “our,” “GeoPark,” the “Company,” “the Group” and words of a similar effect are to GeoPark Limited, together with its consolidated subsidiaries;

•	“Amerisur” are to Amerisur Resources Limited;

•	“Argentina (Vaca Muerta) acquisition” or “acquisition in Argentina (Vaca Muerta)” refers to our acquisition in the Vaca Muerta shale formation in Argentina with operated working interests in the Loma Jarillosa Este and Puesto Silva Oeste Blocks in the Neuquén Basin;

•	“ANP” are to the Brazilian National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis);

•	“ENAP” are to the Chilean National Petroleum Company (Empresa Nacional del Petróleo);

•	“economic interest” means an indirect participation interest in the net revenues from a given block based on bilateral agreements with the concessionaires;

•	“Notes due 2027” are to the issuance by GeoPark Limited of US$500.0 million aggregate principal amount of 5.50% senior notes due 2027;

•	“Notes due 2030” are to the issuance by GeoPark Limited of US$550.0 million aggregate principal amount of 8.750% senior notes due 2030;

•	“YPF” are to YPF S.A.;

•	“ANH” are to the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos);

•	“working interest” means the right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis;

•	“1P” are to estimated net proved reserves as determined under PRMS (as defined herein);

•	“2P” are to estimated net proved plus net probable reserves as determined under PRMS;

•	“3P” are to estimated net proved plus net probable reserves plus net possible reserves as determined under PRMS;

•	“US$” or “U.S. dollars” are to the official currency of the United States of America;

•	“real,” “reais” and “R$” are to the official currency of Brazil; and

•	“Venezuela (Bare Block) acquisition” or “acquisition in Venezuela (Bare Block)” refers to our strategic entry into Venezuela through the Bare Block, a large-scale producing heavy oil asset located in the Orinoco Heavy Oil Belt, one of the world’s largest hydrocarbon accumulations. The transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction of certain conditions.

We incorporate by reference in this current report on Form 6-Kthe audited consolidated financial statements of GeoPark Limited as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 (the “Annual Consolidated Financial Statements”). Our Annual Consolidated Financial Statements have been audited by Ernst & Young Audit S.A.S.

We also incorporate by reference in this current report on Form 6-K the unaudited interim condensed consolidated financial statements of GeoPark Limited as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025 (the “Interim Consolidated Financial Statements”). The Annual Consolidated Financial Statements and the Interim Consolidated Financial Statements are collectively referred to in this current report on Form 6-K as the “GeoPark Financial Statements.”

The GeoPark Financial Statements are presented in U.S. dollars and have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Annual Consolidated Financial Statements have been included in our Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 31, 2026, and is incorporated by reference herein (the “Annual Report”).

References in this current report on Form 6-K to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended on December 31 of that calendar year.

Rounding adjustments have been made to certain figures in this current report on Form 6-K. As a result, numerical figures presented as totals may not always be arithmetic aggregations of the figures that precede them.

In various places in this current report on Form 6-K we provide consolidated financial information, consolidated reserve estimates and consolidated operating results for the Company.

Non-IFRS Financial Measures

A non-IFRS financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable generally accepted accounting principles. Our management believes that the presentation of certain non-IFRS measures provides additional useful information to investors regarding our performance and trends related to our results of operations. Accordingly, we believe that when non-IFRS financial information is viewed with IFRS financial information, investors are provided with a more meaningful understanding of our ongoing operating performance and financial results. Adjusted EBITDA, PV-10, Net Leverage Ratio, and interest charge coverage ratio are supplemental non-IFRS financial measures that are used by management and external users of GeoPark Financial Statements, such as industry analysts, investors, lenders and rating agencies. These non-IFRS financial measures should not be considered as alternatives to, or more meaningful than, comparable financial measures determined in accordance with IFRS.

Adjusted EBITDA

We define Adjusted EBITDA as profit (loss) for the period (determined in accordance with the indenture governing our Notes due 2027, which does not give effect to the adoption of IFRS 16 Leases), before net financial results, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS.

We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from profit (loss) for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit (loss) for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, or unrealized results in commodity risk management contracts, none of which are components of Adjusted EBITDA. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of net profit for the years ended December 31, 2025, 2024 and 2023 and for the six months ended June 30, 2026 and 2025, see “Business and Other Updates—Summary Historical Financial Data of GeoPark Limited.”

PV-10

PV-10 is a non-IFRS financial measure that is used by management, professional analysts and sophisticated investors in evaluating oil and gas companies. We believe PV-10 is useful because it presents the discounted future net cash flows attributable to our estimated net proved and probable reserves prior to taking into account future corporate income taxes and because it allows us to better evaluate the relative significance of our oil and natural gas properties with respect to anticipated future net cash flow. When used with respect to oil and gas reserves, PV-10 is the estimated present value of the future gross revenues from our 2P reserves determined under PRMS (as defined in “Oil and Gas Reserves and Production Information” below), net of estimated production and future development and abandonment costs, before income tax, without giving effect to non-property related expenses, discounted using a 10% discount rate.

The estimated PV-10 data set forth in this current report on Form 6-K were determined by using reserve quantities of 2P reserves and the periods in which they are expected to be developed and produced based on certain prevailing economic conditions. The estimated future production in the D&M PRMS Reserves Report (as defined in “Oil and Gas Reserves and Production Information” below) is priced based on our forecast of Brent oil prices.

Net Leverage Ratio

We define the Net Leverage Ratio as of any date of determination, by obtaining the ratio of (x) (i) the sum of the Debt of the Issuer and the Restricted Subsidiaries (as defined in “Description of Notes”) (other than Hedging Agreements (as defined in “Description of Notes”)) minus (ii) the aggregate amount of Cash and Cash Equivalents held by Issuer and the Restricted Subsidiaries to (y) the aggregate amount of the Issuer and the Restricted Subsidiaries’ Adjusted EBITDA for the four fiscal quarters immediately prior to the date for which internal financial statements are available (as such terms are defined herein).

Interest charge coverage ratio

We define the interest charge coverage ratio as of any date of determination, by obtaining the ratio of, (x) the aggregate amount of the Issuer and the Restricted Subsidiaries’ Adjusted EBITDA for the four fiscal quarters immediately prior to the date of determination for which internal financial statements are available to (y) the aggregate amount of the Issuer and the Restricted Subsidiaries’ Consolidated Interest Charges or Interest Expenses during such reference period (as such terms are defined herein).

Industry and Market Data

Market data, other statistical information, information regarding recent developments in the countries in which we operate and certain industry forecast data used in this current report on Form 6-K were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this current report on Form 6-K, have not been independently verified by us or the Initial Purchasers. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this current report on Form 6-K.

Forward-Looking Statements

This current report on Form 6-K contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this current report on Form 6-K can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this current report on Form 6-K and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of this current report on Form 6-K and in our Annual Report incorporated by reference herein. These risks and uncertainties include factors relating to:

•	the volatility of oil and natural gas prices;

•	operating risks, including equipment failures and the amounts and timing of revenues and expenses;

•	termination of, or intervention in, concessions, rights or authorizations granted by the Colombian, Argentine and Venezuelan governments to us;

•	uncertainties inherent in making estimates of our oil and natural gas data;

•	environmental constraints on operations and environmental liabilities arising out of past or present operations;

•	discovery and development of oil and natural gas reserves;

•	climate change related risks;

•	project delays or cancellations;

•	financial market conditions and the results of financing efforts;

•	any future defaults in respect of our outstanding debt agreements;

•	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;

•	social and political unrest in many countries in which we operate;

•	fluctuations in inflation and/or exchange rates in Colombia Argentina and in other countries in which we may operate in the future, including Venezuela;

•	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;

•	contract counterparty risk;

•	projected and targeted capital expenditures and other cost commitments and revenues;

•	pandemics, or the future outbreak of any highly infectious or contagious disease;

•	weather and other natural phenomena;

•	armed conflicts, and heightened geopolitical tensions including in the Middle East;

•	the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which the Company, the Subsidiaries, including the Guarantors, or our operations are subject, as well as changes in the application of existing laws and regulations;

•	current and future litigation;

•	our ability to successfully identify, integrate and complete pending or future acquisitions and dispositions;

•	our ability to retain key members of our senior management and key technical employees;

•	information technology failures;

•	competition from other similar oil and natural gas companies;

•	market or business conditions and fluctuations in global and local demand for energy;

•	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance;

•	the adverse effect which a substantial or extended decline in oil and natural gas price may have on our business;

•	material weaknesses in our internal control over financial reporting;

•	potential impacts that tariffs may have on our cost structure, supply chain, and commodity markets;

•	changes in the composition of our shareholder base, including the entry of new shareholders with significant stakes in the Company, as well as potential actions taken by third parties (or by a shareholder), including unsolicited acquisition proposals or attempts to acquire control, that may affect our corporate governance or strategic direction;

•	the difficulty in integrating significant acquisitions, including the acquisition in Argentina’s Vaca Muerta Formation and the pending acquisition in Venezuela (Bare Block) or unexpected contingencies or changes in reserves estimates we discover following the completion of such acquisitions; and

•	other factors discussed under the “Risk Factors” section of this current report on Form 6-K and in our Annual Report incorporated by reference herein.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Business and other UPDATES

Overview

We were incorporated as an exempted company pursuant to the laws of Bermuda in February 2003. We maintain a registered office in Bermuda at Richmond House, 12 Par-La-Ville Rd, Hamilton HM 08, Bermuda. Our principal executive office is located at Street 94 N° 11-30, 8th floor, Bogotá, Colombia, telephone number +57 601 743 2337.

Our Company

We are a leading independent energy company with over 20 years of successful operations across Latin America and a long-term strategy that seeks to maintain a risk-balanced portfolio across the region’s main basins. We currently manage a portfolio of assets in Colombia and Argentina, combining low-cost, high-margin conventional production in Colombia, with an unconventional development platform in the Vaca Muerta formation in Argentina. This portfolio supports a business model focused on capital discipline, operational efficiency and long-term cash flow generation.

We are focused on growth through significant assets, basins, and plays, including our portfolio in Colombia and our recently acquired assets in the Vaca Muerta shale formation in Argentina. Our operations span both conventional and unconventional resources across a diversified regional footprint.

Colombia, our core producing base, provides cash flow supported by operational efficiencies and ongoing development opportunities. Production is primarily concentrated in the Llanos Basin, where we operate the Llanos 34 Block and participate in additional operated assets (such as Llanos 123 Block) and non-operated assets (such as CPO-5 Block).

Our unconventional development position in Vaca Muerta, Argentina is expected to contribute to scale and portfolio diversification over time, subject to market conditions and operational execution. Following the closing of the acquisition in Argentina’s Vaca Muerta Formation in October 2025, we established a new unconventional operating platform in the Neuquén Basin.

On September 2, 2026, we announced our strategic entry into Venezuela through the proposed acquisition of an interest in the Bare Block, a large-scale producing heavy oil asset located in the Orinoco Heavy Oil Belt. The transaction remains subject to certain closing conditions. See “—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski.”

During the six-month period ended June 30, 2026, we produced a net average of 27.3 mboepd, of which 94.8% and 5.2% were, respectively, in Colombia and Argentina, and of which 99.6% was oil. We produced a net average of 28.2 mboepd during the year ended December 31, 2025, of which 93.2%, 1.1%, 1.8% and 3.9% were in Colombia, Argentina, Brazil and Ecuador, respectively, and of which 98.0% was oil.

Our performance targets focus on achieving sustainable growth by mid-term (2028) and long-term (2030). We seek to leverage a robust organic footprint complemented by strategic inorganic opportunities. Our financial strategy emphasizes maintaining reasonable debt levels with appropriate maturity profiles, supported by diversified financing sources and a proactive hedging strategy aligned with our cash flow needs.

A clear set of priorities and key values have driven us through a two-decade track record of growth, sustainability performance and value delivery. Furthermore, our internal value system called Safety, Prosperity, Employees, Environment and Community Development (“SPEED”), which has been part of our culture since its inception, differentiates us from our peers, guides our decision-making process and is the basis for our value-generation approach to all our stakeholders.

Meeting the energy needs of a growing population while contributing to the energy transition requires us to conduct best-in-class oil and gas exploration and operation, to manage our assets in the most ethical and sustainable way, and to continue creating long-term value for our shareholders and all our stakeholders.

Our Business Strategy

To protect the value of our core platform and position the company for renewed growth, we developed our long-term strategic plan. Such plan outlines a disciplined roadmap for potential value creation, grounded in a two-fold approach that is designed to strengthen and seek to maximize the value of our core platform in Colombia while seeking to develop a new long-term growth engine in Argentina.

Colombia remains our operational and financial backbone, providing cash generation, predictable performance, and a resilient base supported by disciplined capital allocation, enhanced recovery initiatives and sustained operational excellence.

At the same time, we are advancing the accelerated development of our unconventional position in Vaca Muerta, a strategic platform that is expected to expand and diversify our future production and cash flow profile, subject to market conditions and operational execution. Together, these two pillars form a balanced, returns-focused strategy that is designed to protect near-term value while supporting the upfront investments required to potentially transform the scale of the business, enhance long-term cash flow resilience, and deliver enduring, disciplined growth.

Our capital allocation framework is designed to balance disciplined growth, financial strength and shareholder returns, while maintaining flexibility to adapt to changing market conditions. We prioritize the allocation of capital to high-return organic investment opportunities, particularly in our core assets in Colombia and the development of our unconventional platform in Argentina. In parallel, we selectively evaluate inorganic opportunities that may enhance our portfolio, subject to strict financial and strategic criteria. We also maintain a focus on preserving a strong balance sheet, including through active liability management and deleveraging initiatives when appropriate. In addition, over time we seek to return capital to shareholders through a combination of share appreciation, dividends and occasional share repurchase programs, taking into account our financial position, market conditions and investment opportunities. This balanced approach is intended to support sustainable long-term value creation, while preserving capital discipline and financial flexibility across commodity price cycles.

Within this framework, we remain focused on consolidating and growing our core positions in Colombia and Argentina, while selectively pursuing opportunities across Latin America that are aligned with our operational capabilities and regional expertise.

On September 2, 2026, we announced our strategic entry into Venezuela through the Bare Block, a large-scale producing heavy oil asset in the Orinoco Heavy Oil Belt. The proposed transaction represents an additional potential long-term growth platform for GeoPark and remains subject to the satisfaction of certain closing conditions. See “—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski.”

Recent regulatory actions in Venezuela, including the January 29, 2026 reform of the Organic Hydrocarbons Law, together with evolving U.S. sanctions policy and the issuance of general and specific licenses by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), have introduced defined pathways for potential participation, enabling engagement in the oil and gas sector. Given Venezuela’s material hydrocarbon resource base distributed across its principal producing basins (including Maracaibo, Barinas-Apure, Orinoco and Eastern basins), the country may present potential long-term opportunities. On September 2, 2026, we announced our strategic entry into Venezuela through the Bare Block, a large-scale producing heavy oil asset in the Orinoco Heavy Oil Belt. See “Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski” for more information.

Any potential participation would be subject to strict compliance with applicable sanctions, export controls and regulatory requirements, and would depend on the availability, continued validity, and applicable restrictions, conditions, and limitations of relevant authorizations, including OFAC licenses. Such participation would also be contingent on the availability of appropriate legal and contractual protections and the enforceability of the applicable regulatory framework. While we are not currently conducting operations in Venezuela, any future involvement would depend on favorable geopolitical and regulatory conditions.

2026 work plan and outlook

As part of our work program for 2026 (the “2026 Work Program”), we intend to optimize our portfolio by focusing on maximizing value and leveraging our differentiated asset base to support sustainable long-term growth. For further information on our capital allocation methodology, please see “—Our strengths— Capital allocation methodology.”

The 2026 Work Program is designed to protect near-term cash generation, accelerate the growth of GeoPark’s unconventional assets, and position us to scale production and value through 2028.

In 2026, we estimate capital expenditures ranging from US$190.0 million to US$220.0 million to support a production target of 27,000-30,000 boepd across Colombia (24,500-26,000 boepd), and Vaca Muerta (2,500-4,000 boepd), subject to market conditions and operational execution and excluding any expected capital expenditures related to the proposed Venezuela (Bare Block) acquisition or the Corralera Noreste Block. Our production mix is anticipated to be approximately 97% oil and 3% natural gas, with 12% unconventional and 88% conventional. We plan to drill between 27 to 36 gross wells (including 6 to 8 gross exploration wells), with approximately 86% allocated to development activities and 14% to exploration and appraisal activities.

Medium-term (2026 – 2028) guidelines

In December 2025, we introduced updated medium-term guidelines for 2026–2028, intended to provide an operational and financial outlook aligned with our disciplined growth strategy. This execution roadmap through 2028 is anchored in a two-fold strategy that combines the protection and maximization of our core production and cash generation in Colombia with a renewed growth trajectory driven by our expanding position in Vaca Muerta, Argentina.

In Colombia, we are focused on sustaining and improving the performance of our flagship Llanos 34 Block and other key operated and non-operated assets. Production reached a positive inflection point in the fourth quarter of 2025 (earlier than the previously projected 2026), and volumes are anticipated to increase in 2026, supported by effective base optimization, enhanced recovery initiatives, and strong well performance. These efforts are further underpinned by the certified 22% increase in 2P Original Oil in Place (OOIP) in the Llanos 34 Block, which we believe supports a larger resource base and may strengthen the long-term production and economic outlook of the asset. Colombia is expected to remain a key foundation for generating sustainable free cash flow, balance sheet strength, and shareholder returns.

In Vaca Muerta, Argentina, with the successful integration of the Loma Jarillosa Este and Puesto Silva Oeste Blocks, we are confident that we can unlock significant long-term growth from our position in unconventional resources in the Neuquén Basin. Our team is focusing on accelerating drilling activity to deliver a step-change in production and cash flow.

These guidelines are reviewed periodically to reflect evolving business dynamics, new developments, and changes in market, regulatory, and operational conditions. As a result, actual outcomes may differ from current expectations, and alternative scenarios may be considered as circumstances evolve. These medium-term guidelines do not reflect any contribution from the proposed Venezuela (Bare Block) acquisition or the Corralera Noreste Block. See “—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski” and “—Recent Developments—Corralera Noreste Block.”

History

We were founded in 2002. We are a leading independent energy company with operations in Latin America. During 2025, we had operations or held working interests in Colombia, Argentina, Brazil, and Ecuador. As of the date of this current report on Form 6-K, we do not have operations in Brazil or Ecuador.

Our history can be summarized by our growth in each country and our performance in the capital markets:

Colombia

We entered the Colombian market in 2012 through an acquisition that provided an attractive platform of reserves and resources, including a 45% operated working interest in the Llanos 34 Block. At the time of acquisition, the Llanos 34 Block had no production or reserves. Through our disciplined operational execution and exploration expertise, we transformed the Llanos 34 Block into one of the most prolific oil blocks in Colombia, discovering 13 oil fields and drilling over 245 wells. As of December 31, 2025, the block has produced more than 198 million barrels of oil, with a gross daily production of over 38,000 bopd, and the block’s Jacana and Tigana fields ranking among Colombia’s top 12 producing oil fields.

During 2019, jointly with Hocol, an affiliate of Ecopetrol, we acquired five low-cost, low-risk and high-potential exploration blocks in the Llanos Basin, surrounding the Llanos 34 Block. Since 2023, we have drilled and brought into production oil exploration wells in the Llanos 87 and Llanos 123 Blocks, transitioning them from exploratory blocks to production, contributing 2,243 boepd to our net average production for the year ended December 31, 2025 (4,486 boepd gross). Additionally, in the Llanos 86 and Llanos 104 Blocks, the completion of 3D seismic acquisition and processing, along with the approval of environmental licenses, enabled the identification of new drilling opportunities.

In January 2020, we acquired a group of companies which owned thirteen production, development, and exploration blocks in Colombia, distributed as follows: twelve operated blocks in the Putumayo basin (including the producing Platanillo Block) and one non-operated block in the Llanos basin (the producing CPO-5 Block), a cross-border oil pipeline from Colombia to Ecuador and transportation rights through the Ecuadorian pipelines to the port of Esmeraldas. Through targeted investments and optimized field operations, the CPO-5 Block has grown from a gross production level of approximately 8,120 bopd in December 2019 to an average gross production of 21,615 bopd during the year ended December 31, 2025 (net production of 6,484 boepd at our working interest). The block’s Indico field ranks among Colombia’s top 8 producing oil fields.

During the year ended December 31, 2025, based on statistics published by the ANH, we were among the three largest private oil operators in Colombia.

Argentina

In October 2025, we entered the Vaca Muerta shale formation in Argentina with operated working interests in the Loma Jarillosa Este and Puesto Silva Oeste Blocks in the Neuquén Basin. The acquired blocks cover over 12,300 gross acres in the black oil window of Vaca Muerta and has produced 1,234 boepd during the fourth quarter of 2025.

Other Latin American countries

During our history as operators, we have also had operations in Brazil, Chile, Ecuador and Peru, and we have participated in bid rounds in Mexico. As of the date of this current report on Form 6-K, we do not have operations in these countries.

Since 2013, we have participated in several Bid Rounds promoted by the Brazilian ANP. In 2014, we acquired a 10% non-operated working interest in the BCAM-40 Concession, which included an interest in the Manati gas field operated by Petrobras. Although we continue to hold certain exploratory blocks in Brazil, in March 2025 we entered into an agreement to divest our interest in the BCAM-40 Concession, with the transfer of the working interest in December 2025.

Business Overview

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. We continually evaluate the potential acquisition of strategic assets that will allow us to continue growing our business in line with our recent operating and financial successes. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Colombia and Argentina.

Our team also includes talent with relevant Venezuela experience, complementing our heavy oil operating track record in complex environments and our technical expertise in mature Latin American basins. See “—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski.”

Our Assets

We have a portfolio of assets that includes working and/or economic interests in 24 onshore hydrocarbon blocks, including 6 in production as of December 31, 2025, and provides the ability to quickly optimize capital allocation as market conditions change. Our assets give us access to over three million gross exploratory and productive acres.

According to the D&M PRMS Reserves Report, as of December 31, 2025, the blocks in Colombia and Argentina, in which we have working interests had 69.2 mmboe of net proved reserves, with 84.0%, 16.0% of such net proved reserves located in Colombia and Argentina, respectively. For further information about the reserves certification process, please see “—Oil and natural gas reserves and production.”

During the six-month period ended June 30, 2026, we produced a net average of 27.3 mboepd, of which 94.8% and 5.2% were, respectively, in Colombia and Argentina, and of which 99.6% was oil. We produced a net average of 28.2 mboepd during the year ended December 31, 2025, of which 93.2%, 1.1%, 1.8% and 3.9%, were in Colombia, Argentina, Brazil and Ecuador, respectively, and of which 98.0% was oil.

The following table sets forth our production of oil and natural gas in the blocks in which we had a working and/or economic interest during the six-month period ended June 30, 2026.

	Average Daily Production
	For the Six-Month Period Ended June 30,2026
	Colombia	Argentina (1)	Total
Oil production
Total crude oil production (bopd)	25,846	1,306	27,152
Natural gas production
Total natural gas production (mcf/day)		650	650
Oil and natural gas production
Total oil and natural gas production (boepd)	25,846	1,414	27,260

The following table sets forth our production of oil and natural gas in the blocks in which we had a working and/or economic interest during the year ended December 31, 2025.

	Average Daily Production
	For the Year Ended December 31, 2025
	Colombia	Argentina (1)	Brazil	Ecuador	Total
Oil production
Total crude oil production (bopd)	26,297	287	8	1,078	27,670
Natural gas production
Total natural gas production (mcf/day)	154	146	3,080	—	3,380
Oil and natural gas production
Total oil and natural gas production (mboepd)	26,323	311	521	1,078	28,233

(1)	Production in Argentina began in October 2025 following the acquisition of the Loma Jarillosa Este and the Puesto Silva Oeste Blocks in the Neuquén Basin. Average daily production in December 2025 was approximately 1,584 boepd.

Acquisition in Argentina’s Vaca Muerta Formation

On September 25, 2025, we entered into an agreement to acquire a 100% operated working interest in the Loma Jarillosa Este and Puesto Silva Oeste Blocks located in the Neuquen Province, Argentina, targeting black oil in the Vaca Muerta formation. The transaction is consistent with our strategic intent to establish a position in Vaca Muerta, one of the world’s most prolific unconventional oil and gas plays.

Additionally, a new unconventional exploitation concession for the Puesto Silva Oeste Block was issued for a 35-year term, requiring us to transfer a 5% economic interest to the provincial state-owned company, GyP, resulting in a 95% economic interest in the Puesto Silva Oeste Block. GeoPark will carry GyP’s portion of the capital expenditures in the Puesto Silva Oeste Block on a fully recoverable basis from up to 100% of GyP’s share of production.

The agreement established a cash consideration of US$115.0 million, subject to an interim period adjustment related to the net cash flows from operations since January 1, 2025 (the effective date of the acquisition). On September 25, 2025, we granted a security deposit of US$22.7 million. Subsequently, the transaction closed on October 16, 2025, upon which we acquired control of the assets and paid the remaining US$92.3 million of consideration, plus the interim period adjustment of US$0.5 million.

The Loma Jarillosa Este concession covers 6,054 acres and expires in 2057, while the Puesto Silva Oeste concession covers 6,301 acres and expires in 2060. Production from these blocks was approximately 1,494 boepd between October 16, 2025 and December 31, 2025, composed of 92% oil and 8% gas. According to the D&M Reserves Report, as of December 31, 2025, the acquired assets contained estimated proved reserves of 11.1 mmboe.

This transaction marks our entry as operator in the Vaca Muerta formation, expanding our presence in Argentina and strengthening our position in one of Latin America’s most prolific hydrocarbon basins.

Portfolio Optimization

We review our asset portfolio on a regular basis to ensure alignment with our strategic objectives. Through this continuous assessment, certain assets may be identified as non-core due to their performance, strategic relevance, or prevailing market conditions. As a result of these evaluations, during 2025, we divested non-core assets in Colombia (the Llanos 32 Block), Ecuador (the Perico and Espejo Blocks) and Brazil (the Manati gas field). These divestments allow us to concentrate our resources on our core assets, enhancing our operational focus and efficiency. These initiatives further strengthen our balance sheet, simplify our cost structure, and are fully aligned with our long-term plan to build a highly profitable, dependable, and sustainable oil and gas portfolio in Latin America.

Our Strengths

We believe that we benefit from the following competitive strengths:

High quality and diversified asset base built through a successful track record of organic growth and acquisitions

Our assets include a diverse portfolio of oil and natural gas-producing reserves, operating infrastructure, operating licenses and valuable geological surveys in Latin America. Throughout our history, we have delivered continuous growth in our production, and our management team has been able to identify under-exploited assets and turn them into valuable, productive assets, and to allocate resources effectively based on prevailing conditions. Furthermore, our recent acquisition in Argentina’s Vaca Muerta Formation gives us access to one of the world’s most promising unconventional plays, amplifying our diversified portfolio. For further information on our organic growth and acquisitions in each country, see “—A. History and Development of the Company—History” and “—Our operations” in our Annual Report.

In addition, on September 2, 2026, we announced our proposed strategic entry into Venezuela through the Bare Block, a large-scale producing heavy oil asset located in the Orinoco Heavy Oil Belt. If completed, the transaction would further diversify our portfolio and add a large-scale, long-duration production and development platform. See “—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski.”

Significant drilling inventory and resource potential from existing asset base

Our portfolio includes large land holdings in high-potential hydrocarbon basins and blocks with multiple drilling leads and prospects in different geological formations, which provide several attractive opportunities with varying levels of risk. Our drilling inventory and our development plans target locations that provide attractive economics and support a predictable production profile, as demonstrated by our expansions in Colombia. Our geoscience team continues to identify new potential accumulations and expand our inventory of prospects and drilling opportunities.

Risk-balanced asset portfolio

We intend to continue to focus on maintaining a risk-balanced portfolio of assets, combining cash flow-generating assets with upside potential opportunities, and on increasing production and reserves through finding, developing and producing oil and gas reserves in the countries in which we operate. In general, when we acquire assets we look for a mix of three elements: (i) producing fields, or existing discoveries with near-term possibility of production, to generate cash flows; (ii) an inventory of adjacent low-risk prospects that can offer medium-term upside for steady growth; and (iii) a periphery of higher-risk projects which have a potential to generate significant upside in the long run.

For example, our acquisition in Argentina’s Vaca Muerta Formation includes proven production and reserves to provide us with a cash flow base and significant development upside. We believe that this acquisition firmly fits within our growth strategy by securing value accretive access to competitively advantaged assets, in big plays, and big proven basins to build and deliver a highly profitable, dependable, and sustainable oil and gas portfolio across Latin America.

Our proposed acquisition of the Bare Block in Venezuela is also consistent with this approach. If completed, Bare would add an existing producing asset with installed infrastructure and substantial long-term redevelopment potential to our portfolio. See “—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski.”

We believe this approach will allow us to sustain continuous and profitable growth and also participate in higher risk growth opportunities with upside potential. See “—Our operations.”

Capital allocation methodology

Our multi-country platform and asset portfolio is managed through our capital allocation methodology, which also allows us to quickly adapt and grow. We prioritize capital expenditures in core assets and high-return projects that have the greatest impact on production, reserves growth, and cash flow generation, carefully considering their break-even price to remain resilient in the event of an oil price drop. All projects undergo a rigorous evaluation process based on expected returns, payback periods, and alignment with current market conditions. Under this methodology, we rank all of the projects based on economic, technical, environmental, social and corporate governance and strategic criteria, for the purpose of comparing projects. This also creates opportunities for improvements in projects that can, in turn, improve their ranking. We then select projects that meet the highest technical and economic standards, aligning with our strategy and prevailing market dynamics.

Additionally, our capital allocation process leverages multiple pricing scenarios, which are deliberately set below market expectations to stress-test the resilience of our projects. This approach ensures that the projects included in our business plan can be resilient if price declines or scenarios where performance falls short of expectations. By proactively preparing for adverse conditions, we enhance the robustness of our capital plan and the sustainability of our investments. Finally, once the production and reserve growth targets are defined, we agree on the amount of capital to be invested and allocate that capital to the highest value-adding projects. Additionally, given the inherent oil price volatility, we design our work programs to be flexible, which means that they can be increased or decreased depending on the oil price scenario.

Strong cash flow generation and funding

We benefit from a strong cash flow from operating activities. For the year ended December 31, 2025, cash flows from operating activities, excluding income tax payments of US$96.9 million and repayment of an advance payment drawn from Vitol of US$149.8 million, were US$261.4 million. For the six-month period ended June 30, 2026, cash flows from operating activities were US$158.4 million. Our cash flows from operating activities plays a significant role in funding our capital expenditures, inorganic acquisition, deleveraging process and shareholders return.

As of June 30, 2026, we had US$316.3 million cash and cash equivalents. In addition to our cash on hand and operating cash flow generation, we currently maintain access to approximately US$350 million to US$400 million of available capacity under committed sources of liquidity, including our prepayment facility with Vitol and committed credit facilities with financial institutions. These sources provide us with additional financial flexibility to fund our capital program, refinance existing indebtedness and pursue our strategic initiatives.

We also have historically benefited from access to debt and equity capital markets, as well as other funding sources, which have provided us with funds to finance our organic growth and the pursuit of potential new opportunities. For further information on our funding through debt and equity capital markets, see “—Funding.”

Maintain financial strength

We seek to maintain a prudent and sustainable capital structure and a strong financial position to allow us to maximize the development of our assets and capitalize on business opportunities as they arise. We intend to remain financially disciplined by limiting substantially all our debt incurrence to identified projects with repayment sources. We expect to continue benefiting from diverse funding sources such as our partners and customers in addition to the international capital markets.

We believe that maintaining a disciplined capital structure and a conservative financial philosophy, including limiting debt incurrence to specified projects with defined repayment sources and using financial hedges, positions us to preserve liquidity and remain flexible in volatile commodity price environments. In 2025, we also implemented cost-efficiency initiatives, including workforce and structural cost reductions, further simplifying our cost base in line with our long-term plan. This financial flexibility enabled us to pursue new opportunities, including our transformative acquisition in the Vaca Muerta formation in Argentina. As of June 30, 2026, we had US$634.0 million of total outstanding financial indebtedness, 72% of which was scheduled to mature in January 2030, and maintained a net debt to Adjusted EBITDA ratio below 2x.

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions in Latin America. These acquisitions have provided us with additional attractive platforms in the region. Our expanded operating footprint in Colombia and Argentina, together with our strong partnerships and proven execution capabilities, positions us as a regional consolidator. We intend to continue to grow through strategic acquisitions in other countries in Latin America, which we may consider from time to time. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets.

Our Colombian acquisitions, for example, highlight our ability to identify and execute on attractive growth opportunities, as we have grown to become one of the three largest private oil operator in Colombia. We acquired our interest in the Llanos 34 Block in the first quarter of 2012 for US$30.0 million and have achieved 1P reserve PV-10 of US$428.8 million as of December 31, 2025.

In January 2020, we acquired a group of companies which owned thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo Basin and the non-operated CPO-5 Block in the Llanos Basin) and a cross-border oil pipeline from Colombia to Ecuador named OBA. Through targeted investments and optimized field operations, the CPO-5 Block has grown from a gross production level of approximately 8,120 bopd in December 2019, to an average gross production of 21,615 bopd during the year ended December 31, 2025 (net production of 6,484 boepd at our working interest). The block’s Indico field ranks among Colombia’s top 8 producing oil fields.

In October 2025, we entered the Vaca Muerta shale formation in Argentina with operated working interests in the Loma Jarillosa Este and Puesto Silva Oeste Blocks in the Neuquén Basin. The acquired blocks cover over 12,300 gross acres in the black oil window of Vaca Muerta, with estimated recoverable resources of more than 60 million gross barrels of oil, and produced 1,584 boepd in December 2025. This acquisition provides immediate production, reserves, and long-term growth opportunities.

On September 2, 2026, we announced our proposed strategic entry into Venezuela through the Bare Block. If completed, the transaction would further expand our operating footprint in Latin America and add a large-scale producing heavy oil asset to our portfolio. See “—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski.”

Maintain a high degree of operatorship to control production costs

As of the date of this current report on Form 6-K, we are and intend to continue to be the operator of a majority of the blocks and concessions in which we have working interests, including our world-class Llanos 34 Block, which was acquired in 2012 with no reserves or production and currently includes two of Colombia’s top 12 producing oil fields, Jacana and Tigana. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently within a diversified asset portfolio. We believe that this strategy has allowed, and will continue to allow us, to leverage our unique culture, focused on excellence, and our talented technical, operating and management teams.

Long-term strategic partnerships and strong strategic relationships provide us with additional funding flexibility to pursue further acquisitions

We benefit from a number of strong partnerships and relationships. In Colombia, we maintain long-standing partnerships with Ecopetrol, the Colombian state-owned oil and gas company, including through its subsidiary Hocol, which is our partner in several blocks in the Llanos Basin. In Argentina, we operate in partnership with GyP, the provincial energy company of Neuquén, reinforcing our institutional relationship with the province in which our Vaca Muerta assets are located. In addition, our long-standing partnership with Parex Resources in the Llanos 34 Block has been instrumental in the development and growth of this flagship asset. Our commercial relationships with customers have also enabled us to enter into offtake and prepayment agreements with Vitol, Trafigura and BP in recent years, which have served as important sources of financing.

Maintain our commitment to environmental, safety, human rights and social responsibility

An important component of our business strategy is our corporate approach and commitment to our safety, environmental and social responsibilities, which is embodied in decisions that are guided by our Sustainability Framework and internal safety, environmental and social responsibility policies. We see this as a fundamental element in securing business initiatives for long-term growth. Our commitment to sustainable development has allowed us to generate positive impacts in the territories in which we operate, with important contributions to the protection of biodiversity and the environment, as well as to the wellbeing and reduction of multidimensional poverty in neighboring communities. We maintain a social license to operate, based on the construction and maintenance of mutually beneficial relationships with local communities, the return of value as allies for their social and economic development, the respect for their human rights and the care and preservation of the environment.

Our internal values program, SPEED, was developed in accordance with several international quality standards, including ISO 14001 (for environmental management issues), ISO 45001 (for occupational health and safety management issues), ISO 26000 (for social responsibility and workers’ rights issues), IFC guidelines for social and environmental performance, and guidelines from associations including IOGP, IPIECA, IADC and ARPEL. Our approach on human rights seeks to conduct business in a way that is consistent with the UN Guiding Principles on Business and Human Rights (the “UN Guiding Principles”), the ten UN Global Compact Principles and the Voluntary Principles on Security and Human Rights. Our commitment to these standards is reflected in our SPEED program, as well as in all our policies and procedures. Human Rights aspects are integrated into internal management processes, tools, communications, contracts, and trainings.

Transparency, ethics and anti-corruption

Transparency is a cornerstone of good governance and it is embodied in our corporate values. Transparency allows business to prosper in a predictable and competitive environment. We believe that doing business in an ethical and transparent manner is a prerequisite for sustainable business. We have a zero-tolerance policy towards all forms of corruption and bribery. This policy is embedded across our Company through our corporate values, our Code of Ethics (Our Code), and our Ethics and Compliance Program. They prohibit all forms of corruption and bribery and reflect our values and our commitment to high ethical standards in business activities; they apply to all our employees, board members and third parties that represent or act on behalf of the Group.

Strong shareholder support and technical and management teams with proven industry expertise and technically-driven culture

Management and operating teams have significant experience in the oil and gas industry and a proven technical and commercial performance record in onshore fields, as well as complex projects in Latin America and around the world, including expertise in identifying acquisition and expansion opportunities. Moreover, we differentiate ourselves from other E&P companies through our technically-driven culture, which fosters innovation, creativity and timely execution. Our geoscientists, geophysicists and engineers are pivotal to the success of our business strategy, and we have created an environment and supplied the resources that enable our technical team to focus its knowledge, skills and experience on finding and developing oil and gas fields.

Our team also includes talent with relevant Venezuela experience, complementing our heavy oil operating track record in complex environments and our technical expertise in mature Latin American basins. See “—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski.”

In addition, we strive to provide a safe and motivating workplace for employees in order to attract, protect, retain and train a quality team in the competitive marketplace for capable energy professionals. We also believe in the importance of local knowledge for operational success, which is why we continue to focus on securing local talent as we expand into new locations, through our Colombian, Argentine and Venezuelan acquisitions.

Our management and operating team have an average experience in the energy industry of more than 25 years in companies such as Ecopetrol, Chevron, BP, Shell, Petrobras, Pluspetrol, Pan American Energy, Total and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

One of our founding shareholders and current Chairman of the board, Mr. James F. Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of February 14, 2026, Mr. Park held 13.6% of our outstanding common shares.

In March 2026, we entered into a Share Purchase Agreement (the “PIPE SPA”) with Colden Investments S.A. (“Colden”), an affiliate of Jaime Gilinski, who leads Grupo Gilinski. Under the PIPE SPA, Colden invested approximately US$107.0 million to acquire 12,876,053 newly issued common shares of the Company at a price of US$8.31 per share. Immediately following the closing of the investment, Colden held approximately 20% of the Company’s issued and outstanding common shares and was the Company’s largest shareholder. Subsequent to the PIPE SPA, Jaime Gilinski Bacal and affiliated entities acquired additional shares in the open market and now have a beneficial interest in approximately 28% of our issued and outstanding common shares. Following the closing of the Venezuela (Bare Block) acquisition and the related share issuance to Grupo Gilinski, Grupo Gilinski is expected to hold approximately 56.3% of the Company’s issued and outstanding common shares. The agreed structure also includes a tender offer mechanism to be launched by Grupo Gilinski, providing a liquidity alternative for shareholders who may prefer not to participate in GeoPark’s next phase of growth. The tender offer is expected to be made at US$12.22 per share, with a total size of US$100 million, implying a pro-rata payment equivalent to US$2.1 per share to GeoPark shareholders. The proposed transaction has not yet closed and remains subject to certain conditions. The exchange terms include an adjustment mechanism tied to potential improvements in the project’s contractual conditions prior to closing, whereby Grupo Gilinski may receive up to approximately 5.4 million additional shares of the Company, potentially increasing its beneficial ownership to approximately 58.4%. See “—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski.”

In addition, as of March 19, 2026, our executive officers owned 0.6% of our outstanding common shares. Ownership of our shares by our executive officers aligns their interests with those of our shareholders and helps retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation” in our Annual Report.

Innovation

We have fostered a company-wide innovation culture that integrates technology, data and process improvements into our daily operations. In 2025, we continued to execute our innovation agenda through three primary areas of focus: data, processes and culture, with a particular emphasis on the organizational adoption of innovation, technology and artificial intelligence. These efforts were directed at improving the reliability of information used across the Group, increasing operational efficiency and strengthening internal competencies related to digital tools and artificial intelligence.

Data. During 2025, we advanced multiple initiatives aimed at consolidating and standardizing operational and financial data. The “Exploration & Development Data Warehouse” and the “Financial Data Warehouse” reached stable operational status and were used to support internal reporting and analysis activities. We also continued to implement data governance and cybersecurity practices, including information-classification frameworks, access controls and monitoring tools.

Artificial intelligence (“AI”) played an increasing role within this workstream. We progressed the development of an AI-first strategy, including the initial phase of an AI video-analytics solution intended to assist with safety observations and the development of an AI governance framework to help ensure that initiatives remain within defined guardrails. Employees also used internally developed AI assistants for certain repetitive analytical and documentation tasks. Based on internal estimates, data and AI initiatives delivered cumulative time savings during the year equivalent to approximately 12.5 full-time equivalent positions.

Processes. We continued initiatives aimed at simplifying and digitizing selected workflows. Our process-automation program completed 26 automations during the year, with an additional 10 in execution at year-end. These automations covered activities within finance, human resources, compliance, operations and corporate reporting. We also advanced projects related to production-data monitoring, chemical-injection optimization, use of Supervisory Control And Data Acquisition data, compliance management and community-engagement systems. Several of these projects incorporated both automation and AI components.

Culture. We expanded internal programs focused on digital capabilities, data governance and the responsible use of artificial intelligence. More than 300 employees actively used corporate AI tools during 2025 and more than 450 employees were trained in the safe use of AI in the work environment. In parallel, we advanced the next stages of our AI governance framework, seeking to build on the initial results achieved to date.

These activities contributed to the continued development of technology-enabled capabilities within the Group and supported our broader efforts to improve the quality of information, streamline selected processes and build internal proficiency in digital and AI-related tools.

Concurrent Transactions

On October 16, 2026, we launched a tender offer for any and all of our outstanding Notes due 2030 (the “Concurrent Tender Offer”). The Concurrent Tender Offer is subject to certain conditions, including the successful completion of this offering and our having obtained net proceeds from this offering sufficient to pay all the aggregate consideration (including fees, expenses and accrued interest) to be paid to tendering holders of the Notes due 2030 under the Concurrent Tender Offer. This current report on Form 6-K is not an offer to purchase or a solicitation of an offer to sell the Notes due 2030 and does not constitute a notice of redemption of the Notes due 2030.

The Company will review tender instructions received on or prior to the expiration time of the Concurrent Tender Offer and may give priority to those investors tendering with Unique Identifier Codes in connection with the allocation of the Notes. However, no assurances can be given that any holder that tenders Notes due 2030 will be given an allocation of Notes at the levels it may subscribe for, or at all.

Recent Developments

Strategic entry into Venezuela and Equity Investment by Grupo Gilinski

Strategic entry into Venezuela through the Bare Block, a large-scale producing heavy oil asset located in the Orinoco Heavy Oil Belt

On September 2, 2026, we announced our strategic entry into Venezuela through the Bare Block (the “Bare Block”), a large-scale producing heavy oil asset in the Orinoco Heavy Oil Belt. The Bare Block has produced more than 700 million barrels historically with output once exceeding 100,000 bopd, includes roughly 1,100 existing wells, and is currently producing about 11,000 bopd. The Bare Block redevelopment will be operated under a 25-year Production Participation Contract framework (“CPPH”) with PDVSA Petróleo S.A. (“PPSA”). The CPPH framework is the contractual structure through which the Bare Block redevelopment will be advanced with PPSA under the framework established by Venezuela’s Organic Hydrocarbons Law and its recently issued regulations (Reglamento de la Ley Orgánica de Hidrocarburos, Decree No. 5,381). Under the CPPH, GeoPark, as operator, will fund 100% of capital expenditures under approved work programs and hold a 65% net working interest. GeoPark expects its aggregate capital expenditures to increase significantly following the acquisition of the Bare Block, driven by investments associated with its development. These investments are expected to be undertaken through a phased approach, with the expectation of progressively increasing production and operating cash flow as the development of the asset progresses. While our leverage levels will increase as a result of the need to fund these investments, we will continue managing our leverage prudently in light of the performance of its development projects, prevailing oil prices, operating costs and other market conditions. The operator holds the rights to directly commercialize and monetize hydrocarbons, access critical infrastructure, operational control provisions, economic rebalancing mechanisms and compensation protections designed to mitigate operational disruptions. The transaction is intended to provide us with a brownfield redevelopment opportunity supported by existing production, installed infrastructure and significant remaining recovery potential, which we believe can enhance our long-term value creation and contribute to the reactivation of Venezuela’s energy sector. The transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction of certain conditions.

We believe that GeoPark brings to the Bare Block a distinctive combination of heavy oil operating track record in complex environments, deep technical expertise in mature Latin American basins, existing talent with relevant Venezuela experience, and a proven track record of disciplined capital allocation.

Share Purchase Agreement with Grupo Gilinski

On September 2, 2026, in connection with the Bare Block acquisition, Panamerican Energy Holdings, S.A., a corporation incorporated under the Laws of Panama (“PEH”) and an affiliate of Jaime Gilinski, entered into a Share Purchase Agreement (the “SPA”), whereby PEH agreed to sell to GeoPark USA, LLC, a limited liability company incorporated under the Laws of Delaware and a wholly owned subsidiary of the Company, 95% of the total issued share capital of Energy Assets International, S.A., a Panama corporation (sociedad anonima) (“EAI”), in exchange for a number of newly issued common shares of the Company, ranging between 42,135,872 to 47,557,461 common shares (the “Additional GeoPark Shares”), depending on the applicable CIT rate in Venezuela at the time of closing.  EAI is the holding company that indirectly controls Beta Resources (V), C.A., the Venezuelan company that executed the CPPH for the Bare Block acquisition.  The transaction is structured as an initial 5% participation by GeoPark USA, LLC in EAI, acquired pursuant to a separate share purchase agreement entered into on June 16, 2026 and consummated on June 19, 2026, followed by the acquisition by GeoPark USA, LLC of the remaining 95% interest in EAI under the SPA. The Additional GeoPark Shares will be issued to PEH upon closing of the Bare Block transaction. Closing of the transaction will occur upon fulfillment of certain standard conditions precedent. The SPA also includes certain customary covenants and interim operating covenants. Following the closing of the transaction, Jaime Gilinski is expected to become the controlling shareholder of the Company.

Vaca Muerta Operational Update

As of June 2026, we have continued to advance the development of our Vaca Muerta assets. Current production from the Loma Jarillosa Este and Puesto Silva Oeste Blocks is now approximately 5,000 boepd, compared to average production of approximately 1,400 boepd during the second quarter ended June 30, 2026.

In addition, we recently entered into a three-year agreement with Helmerich & Payne for the deployment of a dedicated drilling rig and associated drilling services to support the development of the Loma Jarillosa Este and Puesto Silva Oeste Blocks. The first spud under this drilling program is expected in the fourth quarter of 2026.

Furthermore, GeoPark and Gas y Petróleo del Neuquén (“GyP”) have applied for inclusion in Argentina’s Large Investment Incentive Regime (Régimen de Incentivo para Grandes Inversiones, or “RIGI”) in connection with the development of the Loma Jarillosa Este and Puesto Silva Oeste Blocks in our Vaca Muerta unconventional oil assets. The proposed investment plan contemplates more than US$1 billion investment and is designed to support the continued development of these assets, targeting production of approximately 20,000 boepd within the next three years. If approved, the RIGI is expected to provide certain tax and foreign exchange benefits, as well as enhanced regulatory stability, supporting the long-term development and economics of the project.

New Bid Round in Vaca Muerta – Corralera Noreste Block

As part of our strategy to expand our position in Vaca Muerta in the Neuquén Basin, GeoPark participated in Round 1/2026 of the Neuquén Exploration Plan conducted by GyP, submitting a bid for the Corralera Noreste and Corralera Noroeste Blocks. On September 16, 2026, following the evaluation of the technical and financial qualification submissions, GyP announced that our bid for the Corralera Noreste Block received the highest provisional score in the bidding process. The award process remains subject to GyP’s comprehensive evaluation of the proposals, the preparation of a pre-award report and final determination by GyP’s Board of Directors. Our bid for the Corralera Noreste Block includes an acquisition bonus of approximately US$60 million, which, if the block is awarded to GeoPark, we expect would be payable in the fourth quarter of 2026. There can be no assurance that the Corralera Noreste Block will ultimately be awarded to GeoPark.

2026 Annual General Meeting and Board Composition

On July 14, 2026, we held our 2026 Annual General Meeting of Shareholders (“AGM”). All resolutions submitted for shareholder approval were approved with more than 99% of the votes cast in favor.

Following the AGM, our Board of Directors continues to consist of nine directors. Gabriel Gilinski, who joined the Board in March 2026, was elected by shareholders at the AGM, and Dorita Gilinski and Camilo Martinez were elected as new directors. The terms of office of Sylvia Escovar and Marcela Vaca ended at the conclusion of the AGM.

In connection with the nomination of director candidates for the 2026 AGM, the Board determined that a majority of the director nominees qualified as independent under our Corporate Governance Guidelines and the applicable SEC and NYSE independence standards.

Commodity Price Risk Management

Since June 30, 2026, we have entered into additional commodity derivative contracts as part of our ongoing risk management strategy, extending our oil price protection through 2028. Our current hedge portfolio covers an average of approximately 22,500 barrels of oil per day in 2027 and approximately 20,125 barrels of oil per day in 2028.

•	2027: Average hedged volume of 22,500 bopd, with an average floor price of US$70.0/bbl and an average ceiling price of US$78.9/bbl.

•	2028: Average hedged volume of 20,125 bopd, including fixed-price protection at approximately US$71.0/bbl and collars with average floor and ceiling prices of US$70.9/bbl and US$78.9/bbl, respectively.

These hedges are intended to reduce our exposure to crude oil price volatility and provide greater cash flow visibility as we execute our development program.

2026 Consent Solicitation

On September 15, 2026, we launched a solicitation of consents (the “2026 Consent Solicitation”) from holders of our Notes due 2030. On September 23, 2026, we received the consents required from holders of our Notes due 2030 to amend the indenture governing the Notes due 2030. The amendment adds Jaime Gilinski Bacal and certain of his family members and affiliates to the definition of “Permitted Holders”. On September 29, 2026, we executed the related supplemental indenture and paid holders who consented a consent fee of US$2.50 per US$1,000 principal amount of our Notes due 2030.

Conditional Redemption of Notes due 2027

On October 16, 2026, we delivered a notice of conditional redemption to holders of our Notes due 2027 for the redemption of all of the outstanding Notes due 2027 on October 27, 2026, at a redemption price equal to 100.000% of the principal amount thereof, plus accrued and unpaid interest (including Additional Amounts, if any) from July 17, 2026 to, but excluding, the redemption date. The redemption is conditioned upon the consummation of this offering, and if such condition is not satisfied or waived by us on or prior to the redemption date, the notice of redemption will automatically terminate. This current report on Form 6-K does not constitute a notice of redemption of the Notes due 2027.

Corporate Information

We were incorporated as an exempted company pursuant to the laws of Bermuda in February 2003. We operate and own our assets directly and indirectly through a number of subsidiaries. The following chart illustrates the main companies of our corporate structure as of June 30, 2026.

We maintain a registered office in Bermuda at Richmond House, 12 Par-La-Ville Rd, Hamilton HM 08, Bermuda. Our principal executive office is located at Street 94 N° 11-30, 8th floor, Bogotá, Colombia, telephone number +57 601 743 2337. Our website is www.geo-park.com. The information on our website does not constitute part of this current report on Form 6-K.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements,”“Item 3. Key Information—D. Risk Factors” and the other matters set forth in our annual report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 31, 2026 (“Annual Report”). The following discussion of our financial condition and results of operations is based on the annual and interim financial information of GeoPark Limited and should be read in conjunction with GeoPark’s Financial Statements and the related notes thereto.

Overview

We are a leading independent oil and natural gas E&P company in Latin America. We currently have operations in Colombia and Argentina. We are focused on Latin America because we believe it is one of the richest and most underexplored hydrocarbon regions globally, with less presence of independent E&P companies compared to the United States and Canada. In this region, much of the acreage has historically been controlled or owned by state-owned companies. We believe that these factors create an opportunity for smaller, more agile companies like us to build a long-term business.

A clear set of priorities and key values have driven our Company through a two-decade track record of growth, sustainability performance and strong value delivery. Furthermore, our internal value system called Safety, Prosperity, Employees, Environment and Community Development (“SPEED”), which has been part of the Company’s culture since its inception, differentiates us from our peers, guides our decision-making process and is the basis for our value-generation approach to all our stakeholders.

According to the D&M PRMS Reserves Report, the blocks in Colombia and Argentina in which we have a working interest had 69.2 mmboe of net proved reserves, as of December 31, 2025, with 84.0% and 16.0% of such net proved reserves located in Colombia and Argentina, respectively.

For the six-month period ended June 30, 2026, our average net production was 27,260 boepd, a 3% decrease as compared to the six-month period ended June 30, 2025, mainly due to the divestment of our working interests in the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador, completed in December 2025, partially offset by production from our operations in Argentina.

Six-month period ended June 30, 2026, compared to six-month period ended June 30, 2025

The following table summarizes certain of our financial and operating data for the six-month periods ended June 30, 2026, and 2025, on a consolidated basis.

	For the Six-Month Period Ended June 30,		% Change from Prior Period
	2026	2025
	(in thousands of US$, except for percentages)
	(unaudited)
Revenue
Sale of crude oil	$323,062	$251,388	29%
Sale of purchased crude oil	—	419	(100)%
Sale of gas	40	676	(94)%
Commodity risk management contracts designated as cash flow hedges )	(51,404)	4,653	(1205)%
Revenue	$271,698	$257,136	6%
Production and operating costs	(90,715)	(68,034)	33%
Geological and geophysical expenses	(4,521)	(5,402)	(16)%
Administrative expenses	(18,551)	(18,176)	2%
Selling expenses	(13,207)	(5,133)	157%
Depreciation	(56,050)	(61,033)	(8)%
Write-off of unsuccessful exploration efforts	(3,778)	(5,883)	(36)%
Impairment loss for non-financial assets	—	(30,989)	(100)%
Other income (expenses)	13,953	(4,938)	(383)%
Operating profit	$98,829	$57,548	72%
Financial expenses	(35,928)	(43,883)	(18)%
Financial income	4,312	12,396	(65)%
Foreign exchange loss	(2,310)	(3,288)	(30)%
Profit before income tax	$64,903	$22,773	185%
Income tax expense	(30,715)	(20,039)	53%
Profit for the period	$34,188	$2,734	1150%
Net production volumes
Oil (mbbl)(1)	4,914	5,096	(4)%
Gas (mcf)(2)	706	67	954%
Total net production (mboe)	5,032	5,115	(2)%
Average net production (boepd)	27,260	28,223	(3)%
Average realized sales price
Oil (US$ per bbl)	63.9	60.3	6%
Gas (US$ per mmcf)	1.2	5.8	(79)%
Average unit costs per boe (US$)
Operating cost	19.2	15.0	29%
Royalties and economic rights in cash	2.1	1.0	115%
Production costs(3)	21.3	15.9	34%
Geological and geophysical expenses	1.1	1.3	(16)%
Administrative expenses	4.4	4.3	2%
Selling expenses	3.1	1.2	158%

(1)	We present production figures before deduction of royalties, economic rights and government’s production share, as we believe that net production before royalties, economic rights and government’s production share is more appropriate considering our foreign operations and the attendant royalty, economic rights and government’s production share regimes.

(2)	Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance.

(3)	Calculated pursuant to FASB ASC 932.

The following table summarizes certain financial and operating data for the six-month periods ended June 30, 2026 and 2025, on both a country-by-country and a consolidated basis.

	For the Six-Month Period Ended June 30,
	2026					2025
	Colombia	Argentina	Other(1)	Corporate	Total	Colombia	Argentina	Other(1)	Corporate	Total
	(in thousands of US$)
	(unaudited)
Revenue	$253,289	$18,409	$—	$—	$271,698	$243,477	$—	$13,240	$419	$257,136
Depreciation	$(51,308)	$(4,742)	$—	$—	$(56,050)	$(56,650)	$—	$(4,383)	$—	$(61,033)
Write-offs	$(3,778)	$—	$—	$—	$(3,778)	$(5,883)	$—	$—	$—	$(5,883)

(1)	Includes the Brazil and Ecuador segments. The divestments of working interests in the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador were completed in December 2025. See “Item 4. Information on the Company—B. Business Overview—Brazil” and “Item 4. Information on the Company—B. Business Overview—Operations in Ecuador” in our Annual Report.

Revenue

For the six-month period ended June 30, 2026, sales of crude oil were our principal source of revenue. The following chart shows the change in oil and natural gas sales for the six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025.

	For the Six-Month Period Ended June 30,
	2026	2025
	(in thousands of US$)
	(unaudited)
Consolidated
Sale of crude oil	$323,062	$251,388
Sale of purchased crude oil	—	419
Sale of gas	40	676
Commodity risk management contracts designated as cash flow hedges	(51,404)	4,653
Total	$271,698	$257,136

	Six-Month Period Ended June 30,		Change from Prior Period
	2026	2025	US$	%
	(in thousands of US$, except for percentages)
	(unaudited)
By country
Colombia	$253,289	$243,477	$9,812	4%
Argentina	18,409	—	18,409	N/A
Brazil	—	676	(676)	(100)%
Ecuador	—	12,564	(12,564)	(100)%
Corporate	—	419	(419)	(100)%
Total	$271,698	$257,136	$14,562	6%

Revenue increased 6%, from US$257.1 million for the six-month period ended June 30, 2025, to US$271.7 million for the six-month period ended June 30, 2026. Sales of crude oil increased 29%, from US$251.4 million to US$323.1 million, supported by higher realized oil prices. This increase was partially offset by losses from commodity risk management contracts designated as cash flow hedges of US$51.4 million for the six-month period ended June 30, 2026, compared to gains of US$4.7 million for the six-month period ended June 30, 2025.

The increase in revenue of US$14.6 million for the six-month period ended June 30, 2026, compared to the prior year period is mainly explained by:

an increase of US$9.8 million in Colombia, mainly due to higher realized oil prices;

an increase of US$18.4 million in Argentina following the acquisition of the Loma Jarillosa Este and Puesto Silva Oeste Blocks in October 2025;

decrease of US$0.7 million in Brazil, following the divestment of our working interest in the Manati gas field in December 2025;

a decrease of US$12.6 million in Ecuador, following the divestment of the Perico and Espejo Blocks in December 2025; and

a decrease of US$0.4 million in Corporate, as no crude oil trading operations were performed by the holding company, GeoPark Limited, during the six-month period ended June 30, 2026.

Revenue attributable to our operations in Colombia for the six-month period ended June 30, 2026, was US$253.3 million, compared to US$243.5 million for the six-month period ended June 30, 2025, representing 93.2% and 94.7% of our total consolidated revenue, respectively. The increase was mainly driven by higher realized oil prices, with the average realized price per barrel of crude oil increasing from US$61.5 per barrel for the six-month period ended June 30, 2025, to US$78.4 per barrel for the six-month period ended June 30, 2026.

Revenue attributable to our operations in Argentina for the six-month period ended June 30, 2026, was US$18.4 million, representing 6.8% of our total consolidated revenue, reflecting deliveries from the Loma Jarillosa Este and Puesto Silva Oeste Blocks, which we acquired in October 2025.

Production and operating costs

The following tables summarize our production and operating costs for the six-month periods ended June 30, 2026, and 2025, on both a consolidated and a country-by-country basis.

	For the Six-Month Period Ended June 30,		% Change from Prior Period
	2026	2025
	(in thousands of US$, except for percentages)
	(unaudited)
Consolidated (including Colombia, Argentina, Brazil, Ecuador and Other)
Staff costs	$11,135	$7,668	45%
Share-based payment	144	246	(41)%
Royalties in cash	6,234	2,460	153%
Economic rights in cash	2,553	1,635	56%
Well and facilities maintenance	10,538	11,469	(8)%
Operation and maintenance	8,814	2,821	212%
Consumables	19,802	13,782	44%
Equipment rental	5,184	3,787	37%
Transportation costs	2,413	2,306	5%
Field camp	2,893	2,429	19%
Safety and insurance costs	1,795	1,653	9%
Personnel transportation	1,353	1,345	1%
Consultant fees	807	1,200	(33)%
Non-operated blocks costs	11,085	10,339	7%
Crude oil stock variation	3,146	2,799	12%
Purchased crude oil	—	317	(100)%
Other costs	2,819	1,778	59%
Total	$90,715	$68,034	33%

	Six-Month Period Ended June 30,
	2026					2025
	Colombia	Argentina	Brazil	Ecuador	Corporate	Colombia	Argentina	Brazil	Ecuador	Corporate
	(in thousands of US$)
	(unaudited)
By country
Staff costs	$9,293	$1,842	$—	$—	$—	$7,691	$—	$—	$(23)	$—
Share-based payment	116	28	—	—	—	218	—	—	28	—
Royalties in cash	3,971	2,263	—	—	—	2,414	—	46	—	—
Economic rights in cash	2,553	—	—	—	—	1,635	—	—	—	—
Well and facilities maintenance	10,326	212	—	—	—	10,370	—	1,099	—	—
Operation and maintenance	6,227	2,587	—	—	—	2,698	—	—	123	—
Consumables	19,683	119	—	—	—	13,595	—	—	187	—
Equipment rental	4,983	201	—	—	—	3,179	—	—	608	—
Transportation costs	2,297	116	—	—	—	2,173	—	—	133	—
Field camp	2,253	640	—	—	—	2,403	—	—	26	—
Safety and insurance costs	1,474	321	—	—	—	1,422	—	37	194	—
Personnel transportation	1,133	220	—	—	—	1,336	—	—	9	—
Consultant fees	719	88	—	—	—	1,165	—	—	35	—
Non-operated blocks costs	11,085	—	—	—	—	6,728	—	49	3,562	—
Crude oil stock variation	3,107	39	—	—	—	2,562	—	—	237	—
Purchased crude oil	—	—	—	—	—	—	—	—	—	317
Other costs	1,995	824	—	—	—	994	—	784	—	—
Total	$81,215	$9,500	$—	$—	$—	$60,583	$—	$2,015	$5,119	$317

Consolidated production and operating costs increased 33%, from US$68.0 million for the six-month period ended June 30, 2025, to US$90.7 million for the six-month period ended June 30, 2026, primarily reflecting higher operating costs in Colombia and the incorporation of operating costs from the Loma Jarillosa Este and Puesto Silva Oeste Blocks in Argentina.

Production and operating costs in Colombia increased 34%, to US$81.2 million for the six-month period ended June 30, 2026, compared to US$60.6 million for the six-month period ended June 30, 2025. The increase mainly reflected higher operating costs, driven by higher energy costs, increased levels of activity and the appreciation of the Colombian peso, as well as higher royalties and economic rights paid in cash.

Production and operating costs in Argentina were US$9.5 million for the six-month period ended June 30, 2026, mainly consisting of operation and maintenance costs, royalties and staff costs, following our acquisition of the Loma Jarillosa Este and Puesto Silva Oeste Blocks in October 2025.

Geological and geophysical expenses

Geological and geophysical expenses decreased 16%, from US$5.4 million for the six-month period ended June 30, 2025, to US$4.5 million for the six-month period ended June 30, 2026, mainly due to lower geology software expenses.

Administrative expenses

Administrative expenses remained stable from US$18.2 million for the six-month period ended June 30, 2025, to US$18.6 million for the six-month period ended June 30, 2026. Lower administrative expenses in Colombia, reflecting the cost efficiency initiatives implemented during 2025, were offset by higher administrative expenses in Argentina following the acquisition of our operations in Argentina in October 2025.

Selling expenses

	Six-Month Period Ended June 30,		Change from Prior Period
	2026	2025	$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	$12,330	$3,647	$8,683	238%
Argentina	877	—	877	N/A
Ecuador	—	1,486	(1,486)	(100)%
Total	$13,207	$5,133	$8,074	157%

Selling expenses increased 157%, from US$5.1 million for the six-month period ended June 30, 2025, to US$13.2 million for the six-month period ended June 30, 2026, primarily due to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a new commercial agreement with BP since August 2025. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.

Depreciation

	Six-Month Period Ended June 30,		Change from Prior Period
	2026	2025	$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	$51,308	$56,650	$(5,342)	(9)%
Argentina	4,742	—	4,742	N/A
Brazil	—	246	(246)	(100)%
Ecuador	—	4,137	(4,137)	(100)%
Corporate	—	—	—	0%
Total	$56,050	$61,033	$(4,983)	(8)%

Depreciation charges decreased by 8%, from US$61.0 million for the six-month period ended June 30, 2025, to US$56.1 million for the six-month period ended June 30, 2026, mainly reflecting the divestment of our working interests in the Perico and Espejo Blocks in Ecuador and the Manati gas field in Brazil in December 2025 and lower depreciation charges in Colombia, partially offset by depreciation charges from our operations in Argentina.

Operating profit (loss)

	Six-Month Period Ended June 30,		Change from Prior Period
	2026	2025	$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	$89,670	$101,254	$(11,584)	(11)%
Argentina	(2,210)	(3,676)	1,466	(40)%
Brazil	(349)	(2,777)	2,428	(87)%
Ecuador	(126)	(30,071)	29,945	(100)%
Corporate	11,844	(7,182)	19,026	(265)%
Total	$98,829	$57,548	$41,281	72%

We recorded an operating profit of US$98.8 million for the six-month period ended June 30, 2026, a 72% increase from the operating profit of US$57.5 million for the six-month period ended June 30, 2025. The increase mainly reflected the US$14.4 million non-recurring net break-up fee related to the unconsummated acquisition of Frontera Energy’s E&P assets, the absence of the US$31.0 million impairment loss recognized in Ecuador in 2025, and lower write-offs of unsuccessful exploration efforts. We recorded write-offs of US$3.8 million related to an exploratory well drilled in the Llanos 104 Block in Colombia in 2026, compared to US$5.9 million related to an exploratory well drilled in the PUT-8 Block in Colombia in 2025.

Financial results

Net financial results were a loss of US$31.6 million for the six-month period ended June 30, 2026, compared to a loss of US$31.5 million for the six-month period ended June 30, 2025. The decrease in financial expenses mainly reflected the absence of a US$6.2 million one-off non-cash charge recognized in 2025 related to the accelerated amortization of deferred issuance costs associated with the Notes due 2027. This effect was partially offset by lower financial income, mainly due to the absence of a US$5.0 million one-off gain recognized in 2025 from the repurchase of Notes due 2030 below par value and lower interest income.

Foreign exchange loss

Foreign exchange loss was US$2.3 million for the six-month period ended June 30, 2026, compared to US$3.3 million for the six-month period ended June 30, 2025. The results in both periods mainly reflected the effect of fluctuations of the Colombian peso on liabilities denominated in local currency. In 2026, the foreign exchange loss was partially offset by gains from a cross-currency swap used to hedge the foreign exchange exposure on local debt in Colombia.

Profit (Loss) before income tax

	Six-Month Period Ended June 30,		Change from Prior Period
	2026	2025	$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	$64,066	$71,750	$(7,684)	(11)%
Argentina	(2,208)	(775)	(1,433)	185%
Brazil	(398)	(1,808)	1,410	(78)%
Ecuador	(112)	(30,216)	30,104	(100)%
Corporate	3,555	(16,178)	19,733	(122)%
Total	$64,903	$22,773	$42,130	185%

For the six-month period ended June 30, 2026, we recorded a profit before income tax of US$64.9 million, compared to a profit before income tax of US$22.8 million for the six-month period ended June 30, 2025, primarily due to the reasons described above.

Income tax expense

	Six-Month Period Ended June 30,		Change from Prior Period
	2026	2025	$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	$(30,421)	$(19,263)	$(11,158)	58%
Argentina	1,767	—	1,767	N/A
Brazil	(32)	284	(316)	(111)%
Ecuador	—	(449)	449	(100)%
Corporate	(2,029)	(611)	(1,418)	232%
Total	$(30,715)	$(20,039)	$(10,676)	53%

Income tax expense increased 53%, from US$20.0 million for the six-month period ended June 30, 2025, to US$30.7 million for the six-month period ended June 30, 2026. The effective tax rate was 47% and 88% for the six-month periods ended June 30, 2026 and 2025, respectively. The decrease compared to the prior-year period was mainly driven by the effect of fluctuations of the Colombian peso on deferred income taxes.

As of June 30, 2026 and 2025, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable to companies engaged in the extraction of crude oil, such as GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 10% for 2026, and therefore, the applicable statutory income tax rate in Colombia for 2026 would be 45%.

Profit (Loss) for the period

	Six-Month Period Ended June 30,		Change from Prior Period
	2026	2025	$	%
	(in thousands of US$, except for percentages)
	(unaudited)
Colombia	$33,645	$52,487	$(18,842)	(36)%
Argentina	(441)	(775)	334	(43)%
Brazil	(430)	(1,524)	1,094	(72)%
Ecuador	(112)	(30,665)	30,553	(100)%
Corporate	1,526	(16,789)	18,315	(109)%
Total	$34,188	$2,734	$31,454	1150%

For the six-month period ended June 30, 2026, we recorded a net profit of US$34.2 million, compared to a net profit of US$2.7 million for the six-month period ended June 30, 2025, primarily as a result of the factors described above.

Liquidity and Capital Resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

changes in oil and natural gas prices and our ability to generate cash flows from our operations;

our capital expenditure requirements;

the level of our outstanding indebtedness and the interest we have to pay on this indebtedness; and

changes in exchange rates which will impact our generation of cash flows from operations when measured in US$.

We continually evaluate additional alternatives to further improve our capital structure by increasing our cash balances and/or reducing or refinancing a portion of our indebtedness. These alternatives include various strategic initiatives and potential asset sales as well as potential public or private equity or debt financings. If additional funds are obtained by issuing equity securities, our existing stockholders could be diluted. We can give no assurances that we will be able to sell any of our assets or to obtain additional financing on terms acceptable to us, or at all.

Our principal sources of liquidity have historically been contributed shareholder equity, debt financings and cash generated by our operations. We have also entered into offtake and prepayment agreements. For further information on our funding through debt and equity capital markets, see “Item 4. Information on the Company—A. History and Development of the Company—Funding” of our Annual Report.

We believe that our current operations can be funded from cash flow from existing operations and cash on hand, and we expect to fund our planned capital expenditures through a combination of cash flow from operations, cash on hand and additional indebtedness. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as capital expenditure program reductions, oil prepayment agreements, disposition of assets, or issuance of equity, among others. We believe the liquidity and capital resource alternatives available to us will be adequate to fund our operations and provide flexibility until oil prices and industry conditions improve. This includes supporting our capital expenditure program, payment of debt services and dividends and any amount that may ultimately be paid in connection with commitments and contingencies.

As of June 30, 2026, we had cash and cash equivalents of US$316.3 million. We also had access to up to US$280.0 million of committed prepayment facilities with Vitol, a US$95.0 million senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A., and US$170.6 million in uncommitted credit lines, including US$72.5 million in Argentina. In addition, GeoPark Argentina S.A. has approval from the Argentine securities regulator to issue up to US$500.0 million in debt securities and, in February 2026, entered into an unsecured committed credit facility with Banco Galicia y Buenos Aires S.A. for up to US$38.0 million.

GeoPark Limited, as Issuer, will also use cash flow to service current and expected debt levels and return value to shareholders. For the six-month periods ended June 30, 2026, and 2025, GeoPark Limited received US$74.2 million and US$100.0 million, respectively, from its operating subsidiaries in intercompany loans.

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. For more information, see “Item 5. B. Liquidity and Capital Resources” of our Annual Report. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. We expect our aggregate capital expenditures to increase significantly, driven by investments associated with the development of our assets in Venezuela and Argentina. As a result, we expect our capital expenditures to exceed our cash flows from operating activities in the near term. We expect these investments to be undertaken through a phased approach, with production and operating cash flow expected to increase progressively as development advances. We also expect our leverage to increase in the near term as we finance these investments. However, we intend to continue managing our leverage prudently in light of the performance of our development projects, prevailing oil prices, operating costs and other market conditions. See also “Item 4. B. Business Overview” of our Annual Report. For the six-month period ended June 30, 2026, we made total capital expenditures of US$98.4 million (US$44.8 million in Colombia and US$53.6 million in Argentina).

For the six-month period ended June 30, 2025, we made total capital expenditures of US$46.6 million (US$46.4 million in Colombia and US$0.2 million in Ecuador).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Six-Month Period Ended June 30,
	2026	2025
	(in thousands of US$)
	(unaudited)
Cash flows from (used in)
Operating activities	$158,409	$(85,807)
Investing activities	(96,521)	7,487
Financing activities	154,088	66,446
Net increase (decrease) in cash and cash equivalents	$215,976	$(11,874)

Cash flows from (used in) operating activities - net

For the six-month period ended June 30, 2026, cash provided by operating activities was US$158.4 million, compared to cash used in operating activities of US$85.8 million for the six-month period ended June 30, 2025. This increase was mainly due to lower income tax payments and the absence in 2026 of the US$149.1 million partial repayment of an advance payment drawn from the offtake and prepayment agreement with Vitol in 2025.

Cash flows from (used in) investing activities - net

For the six-month period ended June 30, 2026, cash used in investing activities was US$96.5 million, compared to cash provided by investing activities of US$7.5 million for the six-month period ended June 30, 2025. This variation was mainly due to higher purchases of property, plant and equipment in 2026, while cash flows in 2025 included the recovery of US$38.0 million related to the unconsummated acquisition in Argentina and US$16.0 million of proceeds from the divestments of our operations in Ecuador and Brazil.

Cash flows from financing activities - net

Cash provided by financing activities was US$154.1 million for the six-month period ended June 30, 2026, compared to US$66.4 million for the six-month period ended June 30, 2025. The increase was mainly driven by the US$107.0 million proceeds from the strategic equity investment by Grupo Gilinski and US$77.0 million from borrowings in 2026. In 2025, financing activities mainly reflected the issuance of US$550.0 million of Notes due 2030, partially offset by the repurchase of US$405.3 million of Notes due 2027.

Contractual Obligations

As of June 30, 2026, there was no material change to the amount or timing of payments related to our outstanding contractual obligations as set forth in Note 32.2 to our Consolidated Financial Statements as of December 31, 2025, included in our Annual Report.

Indebtedness

As of June 30, 2026, we had total outstanding indebtedness of US$634.0 million, as set forth in the table below.

As of June 30, 2026
(in thousands of US$)
(unaudited)
Notes due 2030	$454,662
Notes due 2027	96,617
Local debt in Colombia and Argentina	82,759
Total	$634,038

Our material outstanding indebtedness as of December 31, 2025, is described in “Item 5. B. Liquidity and Capital Resources” of our Annual Report.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2026.

Risk Factors

Risks Related to Colombia

A substantial portion of our assets are located in, and a substantial portion of our income is earned in, Colombia, and thus we are highly dependent on economic and political conditions in Colombia and may be impacted by changes in government policies following the 2026 presidential elections in Colombia.

Although we have operations in countries other than Colombia, a substantial portion of our assets is located in Colombia and a substantial portion of our income is earned in Colombia and denominated in Colombian Pesos. As are all assets and income located or earned in emerging market countries, our assets and income are subject to political, economic, regulatory and other uncertainties, including expropriation, nationalization, renegotiation or voiding of existing contracts, currency exchange restrictions and international monetary fluctuations.

Colombia held national legislative elections for the bicameral Congress in March 2026 and presidential elections in May and June 2026.  Voting is voluntary; Senators are elected by national proportional representation, and members of the House of Representatives are elected by departmental proportional representation, with special constituencies for certain minority groups. Following the second round of the presidential election held on June 21, 2026, Abelardo de la Espriella and José Manuel Restrepo were elected as President and Vice President of Colombia, respectively, for the constitutional term beginning in 2026. Publicly available information regarding the current administration indicates that President Abelardo de la Espriella has proposed a right-wing, market-oriented and law-and-order policy agenda, including measures intended to strengthen public security, combat organized crime and illegal armed groups, reduce the size and cost of the State, simplify or reduce certain taxes, promote private investment and revisit policies affecting the oil, gas and energy sectors. It is unclear which of these proposals will be adopted, in what form, or how they may affect the Colombian economy, the regulatory framework applicable to the oil and gas sector or our business and results of operations.

Considering the above, the outcomes of the 2026 electoral cycle may result in changes to national policy priorities and legislative alignments that could affect the regulatory, fiscal and operating environment for the oil and gas sector. Potential areas of impact include, but are not limited to, sector regulation, royalty and contractual regimes; investment, concession and permitting policies; tax structures and subsidy frameworks; labor regulations and public expenditure policies; and macroeconomic management, including monetary and fiscal policy coordination. Such changes, or a prolonged period of policy transition, political uncertainty or legislative gridlock, could materially affect our revenues, operating costs, capital expenditure requirements, liquidity, access to financing, counterparty creditworthiness and performance, and general market conditions, including foreign exchange and interest rate volatility, as well as GeoPark Colombia’s ability to perform its obligations under its Guarantee. The magnitude and direction of these risks remain uncertain and will depend on the subsequent policy and regulatory actions of the current administration and Congress.

Changes in Colombian labor legislation could increase our operating costs.

Law 2466 of 2025 amended the Colombian labor regime by, among other aspects, extending night-work hours to the period between 7:00 p.m. and 6:00 a.m., gradually increasing the surcharge for work on mandatory rest days and holidays to 100% by July 1, 2027, imposing further restrictions on certain forms of temporary and outsourced hiring, establishing indefinite-term employment as the general rule and limiting fixed-term employment contracts to a maximum term of four years, including renewals, and modifying the regime applicable to compliance with mandatory hiring quotas, including apprenticeship quotas and quotas for the hiring of persons with disabilities. Our operations in Colombia are also subject to local hiring requirements and may be affected by labor disputes, strikes or community blockades related to employment demands. Any of these factors could increase our labor costs or disrupt our operations, which could adversely affect GeoPark Colombia's results of operations and its ability to perform its obligations under the Guarantee.

Changes in the Colombian legal, regulatory and political framework applicable to the oil, gas and energy sectors could adversely affect our business, notwithstanding the current Government’s stated support for hydrocarbon exploration and production.

Colombia is our core producing base, where the operations of GeoPark Colombia, one of the Guarantors, are concentrated. Colombia accounted for 94.8% of our net average production and approximately 93.2% of our total revenues in the six-month period ended June 30, 2026, and for 93.7% of our total revenues and 81.0% of our net proved reserves in 2025, consisting of conventional oil primarily from the Llanos 34 and CPO-5 Blocks in the Llanos Basin. The policies of the Colombian Government, Congress, the courts and regional and local authorities have historically had, and are likely to continue to have, a significant effect on the hydrocarbons sector. President Abelardo de la Espriella, who took office on August 7, 2026, announced in September 2026 the reopening of hydrocarbon exploration and the execution of new exploration and production (“E&P”) contracts, and in October 2026 the Agencia Nacional de Hidrocarburos (“ANH”) announced additional onshore and offshore areas for potential future contracting. However, we cannot assure you that these policies will be implemented as announced or at all, that they will benefit our assets, or that they will not be limited, challenged or reversed.

In particular, our operations are subject to the following legal and regulatory considerations, among others: (i) the oil producers’ tax regime has been amended from time to time, including the income tax surcharge linked to international oil prices and the minimum tax introduced by Law 2277 of 2022, which affect GeoPark Colombia’s cash flow, as well as the non-deductibility of royalties for income tax purposes introduced by such law, which was declared unconstitutional by the Constitutional Court in Decision C-489 of 2023; in addition, Legislative Decree 1474 of 2025, issued under the state of economic and social emergency declared by Decree 1390 of 2025, adopted certain tax measures, including a 1% special tax on the first sale or export of crude oil for fiscal year 2026 and the non-deductibility of royalties for income tax purposes, although such decree ceased to have effects as of January 29, 2026 and was subsequently declared unconstitutional by the Constitutional Court in Decision C-079 of 2026, which ordered, among other things, the refund of taxes paid while it was in effect; similar measures may be proposed or adopted in the future, and future reforms or judicial decisions could increase our tax burden; (ii) our E&P contracts with the ANH are subject to expiration dates, work commitments and early termination events, and their extension, amendment or reactivation and our access to new acreage depend on ANH regulations, including ANH Agreement 2 of 2017, as amended, which may change; (iii) evolving environmental, social and licensing standards, including immediately effective, non-appealable preventive measures such as suspension of activities under Law 1333 of 2009, as amended by Law 2387 of 2024, prior consultation requirements under ILO Convention 169 (approved by Law 21 of 1991) and Constitutional Court case law and community opposition or blockades, could affect the timing or conditions of our operations, although the current Government is promoting initiatives such as conducting prior consultation and environmental licensing in parallel and adopting industry-specific environmental instruments, which may expedite and clarify licensing; (iv) Colombia’s energy transition framework, including Law 2099 of 2021 and CONPES 4075 of 2022, and its climate commitments could lead to additional requirements, emissions-related costs or lower hydrocarbon demand over time; (v) hydraulic fracturing is not prohibited in Colombia and is subject to the technical regulations set forth in Decree 3004 of 2013 and Ministry of Mines and Energy Resolution 90341 of 2014, the annulment of which was denied by the Consejo de Estado on July 7, 2022, and pilot projects are governed by Decree 328 of 2020, although unconventional development remains subject to prior consultation, environmental licensing, litigation and legislative initiatives; and (vi) the current Government may not have a stable majority in Congress, and bills restricting hydrocarbon activities may be proposed, although we do not believe their approval is likely.

We cannot predict which measures will be adopted or how they will be applied, or whether we would need to adjust our strategy. Depending on their scope, any of the foregoing could have an effect on our business, financial condition, results of operations and cash flows and, given our concentration in Colombia, on GeoPark Colombia’s ability to perform under its Guarantee and on our ability to make payments on the Notes.

Risks related to the Venezuela (Bare Block) Acquisition

Acquisitions that we have completed, including the Argentina (Vaca Muerta) acquisition, and any future acquisitions, strategic investments, partnerships, or alliances, including the Venezuela (Bare Block) acquisition could be difficult to integrate and/or identify, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.

One of our principal business strategies includes acquisitions of properties, prospects, reserves and leaseholds and other strategic transactions, including in jurisdictions in which we do not currently operate. The successful acquisition and integration of producing properties, including the Argentina (Vaca Muerta) acquisition and the Venezuela (Bare Block) acquisition, requires an assessment of several factors, including recoverable reserves, future oil and natural gas prices, development and operating costs, and potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review and the review of advisors and independent reserves engineers will not reveal all existing or potential problems, nor will it permit us or them to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental conditions are not necessarily observable even when an inspection is undertaken. We, advisors or independent reserves engineers may apply different assumptions when assessing the same field. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis. Even in those circumstances in which we have contractual indemnification rights for pre-closing liabilities, it remains possible that the seller will not be able to fulfill its contractual obligations. There can be no assurance that problems related to the assets or management of the companies and operations we have acquired, or operations we may acquire or add to our portfolio in the future, will not arise in future, and these problems could have a material adverse effect on our business, financial condition, and results of operations.

Significant acquisitions, including the Argentina (Vaca Muerta) acquisition and the Venezuela (Bare Block) acquisition, and other strategic transactions may involve other risks, including:

•	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;

•	challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with ours while carrying on our ongoing business;

•	contingencies and liabilities that could not be or were not identified during the due diligence process, including with respect to possible deficiencies in the internal controls of the acquired operations; and

•	challenge of attracting and retaining personnel associated with acquired operations.

It is also possible that we may not identify suitable acquisition targets or strategic investment, partnership, or alliance candidates. Our inability to identify suitable acquisition targets, strategic investments, partners or alliances, or our inability to complete such transactions, may negatively affect our competitiveness and growth opportunities. Moreover, if we fail to properly evaluate acquisitions, including the Argentina (Vaca Muerta) acquisition and the Venezuela (Bare Block) acquisition, alliances, or investments, we may not achieve the anticipated benefits of any such transaction, and we may incur costs in excess of what we anticipate.

The Venezuela (Bare Block) acquisition broadens the scope of the risk factors related to our business, industry, and the countries in which we operate as such risk factors relate to operating in Venezuela where we do not currently have operations. Some of these risks include, but are not limited to, risks related to (i) the replacement of our oil and natural gas reserves and continued identification of productive fields, (ii) our revenues being derived from sales to a few key customers, (iii) fluctuations in foreign currency exchange rates, (iv) exploration and production of oil and natural gas, (v) insurance of oil and gas operations, (vi) potential cost overruns and delays in oil projects, (vii) difficulties to attract capital, acquire properties, marketing oil and securing trained personnel, (viii) estimated reserves being based on assumptions that may prove inaccurate, (ix) accessing needed equipment and infrastructure in a timely manner, (x) difficulties in negotiations with landowners and local communities, where our reserves are located, (xi) our contracts being subject to contractual expiration dates and operating conditions, and in certain circumstances, subject to early termination, (xii) development of our proved undeveloped reserves potentially taking longer and requiring higher levels of capital expenditures than expected, (xiii) our operations being subject to numerous environmental, social, health and safety laws, regulations, and rulings, which may result in material liabilities and costs, (xiv) climate change, (xv) political and economic circumstances, including increased exposure to the Venezuelan legal, regulatory and economic systems, (xvi) applicable sanctions and export controls regimes and related licensing and regulatory requirements applicable to or affecting activities in Venezuela, (xvii) maintaining good relations with host countries and national oil companies in the countries where we operate, (xviii) operating and having working and/or economic interest over, yet not owning the oil and natural gas reserves in the countries where we operate, (xix) oil and gas operators being subject to extensive regulation, and (xx) exchange control regulations, currently in effect in Venezuela as of the date of this current report on Form 6-K, which limit and prohibit the ability to make payments and transfers. For a discussion of risks related to our business, industry, and the countries in which we operate, please see “Item 3. Key Information—D. Risk Factors” in our Annual Report that is incorporated by reference in this current report on Form 6-K.

Future acquisitions financed with our own cash could deplete the cash and working capital available to adequately fund our operations and return value to shareholders. We may also finance future transactions through debt financing, oil prepayment agreements, the issuance of our equity securities, existing cash, cash equivalents or investments, or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities could be dilutive, which could affect the market price of our stock. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants.

Failure to consummate the Venezuela (Bare Block) acquisition or termination of the acquisition agreement could negatively affect us.

Our Venezuela (Bare Block) acquisition is subject to certain conditions and has not yet closed. We will not realize any of the anticipated benefits of our pending Venezuela (Bare Block) acquisition until it is closed. Our pending Venezuela (Bare Block) acquisition may not close for various reasons, including our ability to obtain regulatory approvals or to satisfy closing conditions. In the event that we are unable to consummate the pending Venezuela (Bare Block) acquisition, the market price of our securities may decline to the extent that the current market price reflects a market assumption that our pending acquisition will be completed.

We are including limited financial and other information about the Venezuela (Bare Block) acquisition in this current report on Form 6-K.

Our recent acquisition of the Bare Block in Venezuela is expected to close (pending regulatory approvals and additional closing conditions) in the fourth quarter of 2026. Although this acquisition constitutes a significant acquisition under Regulation S-X, we have not included in this current report on Form 6-K any financial information regarding the blocks we are acquiring, nor have we included any pro forma financial information giving effect to the acquisition. In addition, the consolidated operating information and reserves estimates included in this current report on Form 6-K do not reflect the impact of the Venezuela (Bare Block) acquisition. Further, the operating and reserves estimates for the Venezuela (Bare Block) acquisition may change and the change may be material. Each potential purchaser of the notes should review and consider for itself the limited information regarding the Venezuela (Bare Block) acquisition included in this current report on Form 6-K before making an investment in the notes.

Consummation of the Venezuela (Bare Block) acquisition could cause disruptions and create uncertainty surrounding our business and affect our relationships with customers, vendors, other business partners and employees.

Some of our customers, vendors and other business partners may delay or defer decisions, seek to change the terms on which they do business or reconsider their relationships with us, which could adversely affect our business and results of operation, regardless of whether the Venezuela (Bare Block) acquisition is consummated. The uncertainty created by the pending Venezuela (Bare Block) acquisition may also impair our ability to retain and motivate key personnel until the Venezuela (Bare Block) acquisition is completed, which could reduce or delay our ability to realize the anticipated benefits of the Venezuela (Bare Block) acquisition.

Upon completion of the Venezuela (Bare Block) acquisition, Grupo Gilinski will become our controlling shareholder, its interests may differ from those of the holders of the notes, and the acquisition may trigger change in control or other provisions in agreements to which we are parties, which may have an adverse impact on our business and results of operations after completion of the acquisition.

Upon completion of the share issuance relating to the Venezuela (Bare Block) acquisition, Grupo Gilinski is expected to hold approximately 56.3% of our outstanding common shares, becoming our controlling shareholder. The exchange terms include a contingent adjustment mechanism tied to potential improvements in the project’s contractual conditions prior to closing, under which Grupo Gilinski may receive up to approximately 5.4 million additional common shares, potentially increasing its ownership percentage to approximately 58.4%. The agreed structure also includes a tender offer mechanism to be launched by Grupo Gilinski, providing a liquidity alternative for shareholders who may prefer not to participate in GeoPark’s next phase of growth. The tender offer is expected to be made at US$12.22 per share, with a total size of US$100 million, implying a pro-rata payment equivalent to US$2.1 per share to GeoPark shareholders. Following completion of the acquisition, our business will include substantial operations in Venezuela.

As our controlling shareholder, Grupo Gilinski will have significant influence over our board composition, strategy, capital allocation, indebtedness, dividends and related-party transactions. Its interests may differ from those of the holders of the notes. While we have a governance agreement in place that does include certain safeguards, the governance agreement does not completely eliminate these risks.

As such, the completion of the acquisition may trigger change in control or other provisions in agreements to which we or our subsidiaries are parties. If we are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if we are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to us. Any of the foregoing or similar developments may have an adverse impact on our business and operations after the completion of the acquisition. Grupo Gilinski becoming our controlling shareholders will not trigger a change of control with respect to these notes or with respect to our Notes due 2030.

As a result of the Venezuela (Bare Block) acquisition, our operations may be adversely affected by political and economic circumstances in Venezuela.

Oil and natural gas exploration, development and production activities are subject to political and economic risks, including but not limited to changes in energy policies or in the personnel administering them, changes in laws and policies governing the operations of foreign-based companies, expropriation of property, cancellation or modification of contract rights, revocation of consents or approvals, the obtaining of various approvals from regulators, foreign exchange restrictions, price controls, currency fluctuations, royalty increases and other risks arising from governmental action.

As of the date of this current report on Form 6-K, we have a subsidiary incorporated in Venezuela, and following the closing of the Venezuela (Bare Block) acquisition, we will have a second subsidiary incorporated in Venezuela and substantial operations in Venezuela having PPSA and its affiliates, including Petróleos de Venezuela, S.A. (“PdVSA”), as our key counterparty in upstream and midstream operations. The United States has imposed broad economic and financial sanctions, administered by OFAC, targeting the Government of Venezuela and persons and entities associated with it, including PdVSA, as well as certain other individuals and entities in Venezuela, and issued general and specific licenses in connection with the U.S. Venezuela-related sanctions program. Our activities in Venezuela may be affected by applicable sanctions and export controls laws and regulations, including restrictions applicable to dealings with Venezuelan government-owned counterparties, other sanctioned persons and blocked property. We operate and intend to operate in Venezuela pursuant to licenses and official guidance issued by OFAC, including the conditions, restrictions, and limitations of any such licenses or guidance, and in compliance with applicable economic and financial sanctions and export controls laws and regulations. The U.S. Venezuela-related sanctions program is subject to changes in U.S. sanctions policy and geopolitical developments, and related licenses may be modified, suspended, expanded, revoked or otherwise change without notice or become unavailable to rely on. In relation to the Venezuela (Bare Block) acquisition, our connection to Venezuela, including in dealings with entities owned or controlled, directly or indirectly, by the Government of Venezuela, may expose us to sanctions- and export controls-related compliance risk. Any violation of applicable sanctions or export controls could result in civil or criminal penalties and could materially and adversely affect our business, our access to capital, and the value and liquidity of our securities. Additionally, any change or expansion of the applicable prevailing sanctions laws and regulations or suspension, revocation or amendment of licenses under which we operate could impact our ability to lawfully operate in Venezuela or require us to alter, suspend, wind down, or terminate certain activities, which could also materially and adversely affect our business, our access to capital, and the value and liquidity of our securities. There can be no assurance that the licenses or other authorizations under which we operate will remain available or that future changes in applicable sanctions or export controls laws and regulations will not materially restrict or prevent our operations in Venezuela.

Our operations can be affected by changing political, regulatory, and economic environments in the various countries in which we operate, including Venezuela. Actions could be taken by governments to increase public ownership of the Company’s partially or wholly owned businesses or assets, to force contract renegotiations (including with respect to the CPPH), to undertake expropriations or to impose additional taxes or royalties. In certain locations, governments have proposed or imposed restrictions on operations, trade, currency exchange controls, burdensome taxes, and public disclosure requirements that might harm our competitiveness or relations with other governments or third parties. In certain countries, political conditions have existed that may threaten the safety of employees and the company’s continued presence in those countries, and internal unrest, acts of violence or strained relations between a government and the company or other governments may adversely affect the company’s operations. Those developments could significantly affect our operations and results and are carefully considered by management when evaluating the level of current and future activity in such countries, such as Venezuela. Further, we are required to comply with applicable sanctions and other export controls and trade laws and regulations of the United States and in jurisdictions where we operate which, depending upon their scope, could adversely impact our operations and financial results in certain countries.

Even where our activities are legally authorized, banks, insurers, shipping companies, suppliers or offtakers may decline or restrict their participation in our Venezuela (Bare Block) activities. In addition, any change to or withdrawal of applicable sanctions licenses or other authorizations could require us to alter, suspend, wind down or terminate our activities in Venezuela. It could also disrupt our payments and exports and leave our investments unrecovered.

For a discussion of risks related to the countries in which we operate, please see “Item 3. Key Information—D. Risk Factors—Risks relating to the countries in which we operate” in our Annual Report that is incorporated by reference in this current report on Form 6-K.

We will depend on certain third parties, such as PdVSA and its affiliates, including PPSA, for the transportation, storage and export of our Venezuela (Bare Block) production, which could adversely affect our revenues and cash flows.

Following the closing of the Venezuela (Bare Block) acquisition, we will depend on PdVSA and its affiliates for certain services, including the transportation, storage and export infrastructure needed to move and market our production. This infrastructure may be subject to capacity constraints. There is currently no established framework for securing firm transportation and logistics capacity in Venezuela. In addition, we may be unable to obtain and transport enough diluent and other inputs, which extra-heavy oil production requires.

Under the contemplated commercialization arrangements, title to our production is expected to pass to PPSA, an affiliate of PdVSA. PPSA will undertake to deliver the corresponding oil free on board (FOB) to our designated offtaker, and the designated offtaker will pay the respective entity of the Company. As a result, we will depend on third parties, such as PPSA for certain matters which impact our ability to sell our production, such as export scheduling and timely delivery. Delays, volume or quality discrepancies, and timing differences between production, delivery and collection could reduce or defer our revenues. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The contractual protections under the CPPH may not protect us from, or compensate us for, disruptions to our Venezuela (Bare Block) operations or ensure timely or full recovery of our losses or invested capital.

As described under “Summary—Recent Developments—Strategic entry into Venezuela and Equity Investment by Grupo Gilinski,” the CPPH grants the operator rights to directly commercialize and monetize hydrocarbons and to access critical infrastructure. It also includes operational control provisions, economic rebalancing mechanisms and compensation protections designed to mitigate operational disruptions. These protections have practical limitations. They may not protect us from, or compensate us for, disruptions to our operations, and they may not ensure timely or full recovery of our losses or invested capital. Disputes under the CPPH may involve lengthy proceedings. Even if we obtain a favorable outcome, we may have difficulty enforcing remedies or collecting amounts awarded. The CPPH will operate under the framework established by the Law Partially Reforming the Organic Hydrocarbons Law, which was published in Venezuela's Official Gazette on January 29, 2026 (the “Hydrocarbons Law Reform”), and the implementing regulations issued on July 8, 2026. The Hydrocarbons Law Reform was enacted shortly after a change in government, and future governments, legislatures or courts could amend, repeal, reinterpret or decline to enforce it, its regulations or contracts entered into under it, including the CPPH. Any such change could adversely affect our rights under the CPPH, our ability to commercialize production or repatriate funds, and the value of our investment in Venezuela.

We will be required to fund 100% of the capital expenditures under approved work programs for the Bare Block and may not recover our invested capital.

Under the CPPH, we will fund 100% of the capital expenditures under approved work programs, while holding a 65% net share in gross hydrocarbon production. Rehabilitation and development expenditures may come before the Bare Block generates material cash. Approval delays, infrastructure constraints, production underperformance and cost overruns could increase our funding requirements and delay or prevent recovery of our invested capital. A prolonged suspension or early termination of the CPPH could leave our invested capital unrecovered. As described above, the CPPH’s compensation protections may not ensure timely or full recovery of our losses or invested capital.

The redevelopment of the Bare Block, a mature field, involves operational, environmental and liability-allocation risks.

Redeveloping a mature field such as the Bare Block involves risks related to the condition and integrity of its existing wells and facilities. It may also require us to incur rehabilitation, environmental remediation and abandonment costs. The CPPH allocates responsibility for liabilities by reference to a contractual allocation date. Disputes may arise over whether a liability arose before or after that date. Even where responsibility for a liability is contractually allocated to another party, that allocation may not prevent operational disruption or third-party claims. It also may not prevent us from incurring expenditures while the matter is being resolved.

Risks Related to Argentina

Our operations in Argentina may be adversely affected by political and economic circumstances in Argentina.

As a result of the Argentina (Vaca Muerta) acquisition, we have operations in Argentina. Accordingly, our business is exposed to the economic and political conditions prevailing in Argentina. Changes in economic, political, and regulatory conditions, as well as measures taken by the Argentine government, could have a significant impact on our operations and financial condition.

The Argentine economy has experienced significant volatility in recent decades. This has included periods of low or negative growth, high levels of inflation and currency devaluation, and it may experience further volatility in the future. Argentine economic conditions depend on a variety of factors, including:(i) international prices of Argentina's principal commodity exports; (ii) the stability and competitiveness of the Argentine peso against foreign currencies; (iii) the rate of inflation; (iv) the government's fiscal deficits and public debt levels; (v) levels of domestic and foreign investment and financing; (vi) governmental policies and the legal and regulatory environment; (vii) the competitiveness and efficiency of domestic industries and services; (viii) levels of domestic consumption; (ix) interest rates and wage and/or price controls; and (x) levels of unemployment, political instability and social tensions.

Any of the foregoing factors, either individually or in the aggregate, could have adverse consequences for the Argentine economy and our business, results of operations and financial condition.

It is difficult to predict the social, political, or economic impact of the measures announced and implemented by the Argentine government as of the date of this current report on Form 6-K, as well as any future measures that may be introduced. These measures could adversely affect our financial condition and results of operations.

The validity and enforceability of the Guarantee granted by GeoPark Argentina may be subject to limitations under Argentine law, and Argentine exchange controls may restrict GeoPark Argentina's ability to make payments under its Guarantee.

Although Argentine law, does not prohibit companies from guaranteeing the obligations of third parties, the validity and enforceability of GeoPark Argentina's Guarantee may be subject to limitations under Argentine law. In particular, if GeoPark Argentina becomes subject to bankruptcy proceedings, guarantees granted during the applicable suspect period (which may extend up to two years prior to the declaration of bankruptcy) may be subject to review and could be declared ineffective or void. In addition, a creditor or the insolvency administrator could contest the validity and enforceability of the Guarantee.

In addition, Argentina currently has in place foreign exchange controls and limitations that may affect or limit Argentine companies to make payments and transfers abroad using the official foreign exchange market (Mercado Libre de Cambios), including payments to non-residents. Any amount payable by GeoPark Argentina under any agreement, such as its Guarantee, must be paid, to the extent permitted, in accordance with the foreign exchange regulations issued by the Argentine Central Bank (Banco Central de la República Argentina). As a result, GeoPark Argentina may be unable to access the foreign exchange market to acquire U.S. dollars or to transfer funds outside Argentina in a timely manner or at all, in order to make payments under its Guarantee. Although the Argentine government has recently relaxed certain exchange restrictions, there can be no assurance that such relaxation will continue, and the Argentine government may adopt new or stricter exchange controls in the future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: October 16, 2026